Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (1)

	Years Ended December 31,
	2016	2015	2014	2013	2012
					Predecessor
	($ in thousands)
Earnings (loss):
Income (loss) before income taxes and equity in net income (loss) of affiliate	$12,274	$80,164	$128,323	$(25,579)	$(14,618)
Add:
Interest and debt expense (2)	27,533	27,367	29,651	30,914	23,960
Estimated interest factor in rental expense (3)	4,380	4,427	3,473	2,363	2,167
Total earnings	$44,187	$111,958	$161,447	$7,698	$11,509

Fixed charges:
Interest and debt expense (2)	$27,533	$29,651	$30,914	$23,960	$24,049
Estimated interest factor in rental expense (3)	4,380	3,473	2,362	2,167	2,468
Total fixed changes	$31,913	$33,124	$33,276	$26,127	$26,517

Ratio of Earnings to Fixed Charges (4)	1.4	3.5	4.9	-	-

(1)
For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.

(2)	Interest and debt expense includes amortization expense for debt costs.

(3)	Included in fixed charges is one-fifth of rent expense as the representative portion of interest.

(4)	For the years ended December 31, 2013 and December 31, 2012, our earnings were insufficient to cover fixed charges by $25.6 million and $14.6 million, respectively.